

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 31, 2017

Via E-mail
Earl C. Shanks
Chief Financial Officer
Essendant Inc.
One Parkway North Boulevard, Suite 100
Deerfield, Illinois 60015-2559

Re: Essendant Inc.
       Form 10-K for Fiscal Year Ended December 31, 2015
       Filed February 19, 2016
       File No. 000-10653

Dear Mr. Shanks:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources